Exhibit 1.07

More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Announces Rapid Growth
of Special Force in Early 2008

Special Force Becoming Top Revenue Producer for CDC Games

Beijing, January 24, 2008 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, today announced that the average daily revenue growth rate for Special Force has accelerated significantly during the first three weeks of 2008. For the first time since its commercial launch in July of 2007, Special Force, the first free-to-play, pay for merchandise FPS (first person shooter) game in China, has become the top daily revenue producer for CDC Games on three separate days in 2008.

Since the start of 2008, Special Force has exhibited accelerating growth. Compared to the full fourth quarter of 2007, key metrics for Special Force for the first three weeks of 2008 were:

•	Average daily revenue growth of 151 percent;

•	Growth in total registered users of 13 percent, now totaling more than 13.4 million;

•	Growth in peak concurrent users (PCU) of 54 percent; and

•	Growth in average concurrent users (ACU) of 50 percent.

“With only six months in commercial operation, we are very excited to see Special Force becoming the new top revenue producer for CDC Games,” said John Huen, chief operating officer of CDC Games. “Based on the current growth rates and increasing popularity of Special Force, it looks like we may have another mega hit, and we expect Special Force will be a significant revenue contributor going forward. Indeed, this is a very exciting time for CDC Games.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 120 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and is becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company has launched its first online game in Japan, Minna de Battle in December 2007, and is planning to launch Lunia Online in the U.S. along with several new games planned for southeast Asia, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to diversify and continue diversifying its revenues, our beliefs regarding the ability of Special Force and our other games’ ongoing ability to contribute to future revenues, the ability to continue momentum and maintain revenue growth, the ability to predict future success based upon historical information, the ability to successfully measure, choose, collect data regarding, and to evaluate, key performance metrics for its games, the ability to successfully grow in key performance areas, the ability to successfully upgrade and release new games and newer versions of existing games and the timeliness thereof, our belief regarding growth trends for our new and existing games, our belief that our operations are efficient, our plans with respect to our games pipeline, our belief in Mr. Huen’s performance, the effectiveness of Mr. Huen’s intended focus on our efficiency, game launch processes and operations, the company and Mr. Huen’s ability to repeat past successes, including those with respect to game launches, our ability to begin open beta testing and commercial launch of Lord of the Rings Online in a timely manner, or at all, our ability to successfully complete open and closed beta tests in the future, our ability to maintain successful commercial performance, average revenue per user and peak concurrent users for Special Force and our other games, our ability to create an operating platform for multiple games either inside or outside of China, our ability to continue to work with Turbine on mutual goals such as Lord of the Rings Online, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to successfully develop, license and market first person shooter and other games; (c) the future growth of the online games industry in the China market and other markets throughout the world; (d) the possibility of launch and development delays; (e) the development of competing products and technology; (f) the continued popularity and player acceptance of Yulgang, Special Force and our other games; (g) the continuation of our contractual and other partners to perform their obligations under agreements with us; and (h) the continued employment of our employees and executives, including Mr. Huen. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.